EXHIBIT 99.1

Tekmira Announces Completion of Underwritten Public Offering of Common Stock

VANCOUVER, British Columbia, March 18, 2014 (GLOBE NEWSWIRE) -- Tekmira Pharmaceuticals Corporation (Nasdaq:TKMR) (TSX:TKM), a leading developer of RNA interference (RNAi) therapeutics, today announced that it has completed its previously announced underwritten public offering of 2,125,000 shares of its common stock at a price of US$28.50 per share for aggregate gross proceeds of US$60,562,500, before deducting underwriting discounts and commissions and other estimated offering expenses. The underwriter has also been granted a 30-day option to purchase up to an additional 318,750 shares to cover over-allotments, if any, which would result in additional gross proceeds.

Tekmira anticipates using the net proceeds from this offering to develop and advance product candidates through clinical trials, as well as for working capital and general corporate purposes.

Leerink Partners LLC is acting as the sole manager for the offering.

The offering was made pursuant to an effective shelf registration statement previously filed with the U.S. Securities and Exchange Commission and a corresponding Canadian base shelf prospectus filed with the securities regulatory authority in each of the provinces of Canada, except Québec. All securities sold in the offering are being sold only in the United States. A prospectus supplement relating to the offering was filed with the SEC and with the securities regulatory authority in the province of British Columbia, Canada. Copies of the prospectus supplement relating to these securities may also be obtained from the offices of Leerink Partners LLC, Attention: Syndicate Department, One Federal Street, 37th Floor, Boston, MA 02110, or via telephone at (800) 808-7525.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any of these securities, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale is not permitted.

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering LNPs. Further information about Tekmira can be found at www.tekmira.com. Tekmira is based in Vancouver, B.C.

Forward-Looking Statements and Information

This news release contains "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements in this news release include statements about the option of an additional over-allotment to the underwriter; proposed use of proceeds; Tekmira's strategy, future operations, clinical trials, prospects and the plans of management; RNAi (ribonucleic acid interference) product development programs; ongoing plans to advance therapeutics into multiple clinical trials; and expanding Tekmira's pipeline of proprietary products in order to bring new treatments to patients and maximize value for shareholders.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: LNP's status as a leading RNAi delivery technology. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: the overallotment option to the underwritten offering may not be exercised to the full amount anticipated, or at all; the proceeds of the offering may not be used for the purposes currently anticipated; Tekmira's ability to obtain and protect intellectual property rights, and operate without infringing on the intellectual property rights of others; Tekmira's research and development capabilities and resources will not meet current or expected demand; Tekmira's products may not prove to be effective in the treatment of cancer and infectious diseases; the possibility that other organizations have made advancements in RNAi delivery technology that Tekmira is not aware of; the FDA will not approve the commencement of Tekmira's planned clinical trials or approve the use of Tekmira's products and generally, difficulties or delays in the progress, timing and results of clinical trials; the FDA may determine that the design and planned analysis of Tekmira's clinical trials do not adequately address the trial objectives in support of Tekmira's regulatory submissions; pre-clinical and clinical trials may be more costly or take longer to complete than anticipated; pre-clinical or clinical trials may not generate results that warrant future development of the tested drug candidate; and the possibility that Tekmira has not sufficiently budgeted for expenditures necessary to carry out planned activities.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira's continuous disclosure filings, which are available at www.sedar.com or at www.sec.gov. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

CONTACT: Investors
         Jodi Regts
         Director, Investor Relations
         Phone: 604-419-3234
         Email: jregts@tekmirapharm.com

         Media
         David Ryan
         Longview Communications Inc.
         Phone: 416-649-8007
         Email: dryan@longviewcomms.ca